Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals and Vale Exploration Canada Advance the Copper Basin Porphyry
Copper-Molybdenum Property to Designated Project Status

Vancouver, British Columbia, September 28, 2011 (EMX: TSX Venture) – Eurasian Minerals Inc. (the “Company” or “EMX") is pleased to announce that Vale Exploration Canada Inc. (“Vale”), a subsidiary of Brazilian-based Vale S.A., has elected the Copper Basin property as the second Designated Project under the terms of the Regional Acquisition Agreement (the “Agreement”) with EMX’s wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”). Under the terms of the Agreement, Vale funds 100% of the yearly generative exploration expenditures in addition to reimbursing the Company the upfront acquisition costs of any Designated Project (see EMX news release dated April 7th, 2011). As a Designated Project, Vale will fund future exploration on the Copper Basin property.

The advancement of the Copper Basin porphyry copper-molybdenum property to Designated Project status is another example of EMX’s execution of the prospect generation business model. Copper Basin is a strategic asset acquired by EMX through the staking of open ground that is now under agreement with a strong partner. The Company and Vale are now planning an exploration program to explore and drill test priority targets. Please see the attached map and www.eurasianminerals.com for more information.

Copper Basin Designated Project Terms. As a Designated Project (“DP”) the Copper Basin project will be subject to the terms summarized below (note all amounts in USD):

  Vale will have an option to earn an initial 60% interest in the DP by spending $4,500,000 in exploration over a four year period. After the initial earn-in, Vale may earn an additional 15% interest (“Additional Interest”) in the DP by a) sole funding exploration work at a minimum of $1,000,000 per year, b) producing a feasibility study within seven years of exercising the initial option, and c) making a $500,000 cash payment to EMX within 30 days of delivery of a feasibility study.

  Upon Vale’s completion of the Additional Interest requirements a) each party will fund its share of further expenditures on a go-forward basis, or b) EMX, within five years, can elect to convert its participating interest to a 2.5% NSR and cash payments.

  If Vale elects to not proceed with the Additional Interest option after the 60% earn-in, each party will then fund its share of further exploration expenditures on a go-forward basis. EMX has the right to convert its participating interest to a 2.5% NSR and three cash payments up until the third anniversary of joint funding.

  If either party’s participating interest is diluted below 15%, their interest will automatically be converted to a 2.5% NSR, of which the first 0.5% may be purchased by the other party for $2,500,000 within 18 months after the latter of a) conversion to a NSR or b) the completion of a feasibility study.

  As an additional consideration, Vale will make a cash payment to EMX of $2,000,000 upon commencement of commercial production.

Please see April 7th, 2011 EMX news release for additional details on terms of the Agreement.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Copper Basin Designated Project Overview. The Copper Basin property is located in central Arizona, and was identified as a prospective porphyry copper-molybdenum target from BCE’s regional exploration work. The property geology is composed of Proterozoic granites cut by younger Laramide-age quartz diorite dikes and stocks. These rocks are cut by large zones of quartz-pyrite-chalcopyrite-molybdenite veins, stockworks and mineralized breccias in the west-central portion of the property. In addition, numerous surface shows of mineralization are exposed along Copper Basin Creek and its tributaries as copper seeps (see photograph with attached map), ferricretes, and manganocretes. Copper mineralization is best developed at the lowest exposed elevations along the Copper Basin drainage, and often below less altered rocks exposed at higher elevations in the surrounding area.

Portions of the property were explored in the 1960’s and 1970’s, during Arizona’s porphyry copper exploration boom, including surface sampling, geophysics, and drill testing. Fifteen known drill holes were completed during this time-period within a tightly confined, 500 by 1000 meter area with ready access. Further, most of the holes were shallow (i.e., < 130 meters total depth) and did not reach target depths. Humble Oil and Refining Company drilled five deeper holes, including core hole CB-3 that averaged 0.20% copper and 0.025% molybdenum (reported as 0.042% MoS2) over its entire 940 meter length (1974unpublished Asarco drill log report). Asarco Inc. used eight of the fifteen drill holes to define a historic resource in the central portion of the property (1974 unpublished company report). The historic resource has not been verified by the Company, however BCE’s field evaluation of the Copper Basin property confirms the presence of the alteration and mineralization indicated from the historic reports.

The Company’s new synthesis of the regional structural data and alteration zoning patterns suggests that the previous historic drilling only tested a small area within a relatively deep structural level, and that shallower structural levels, where higher hypogene grades might be expected, should be preserved under less altered rocks to the east. The previous historic drill results confirm the presence of a significant porphyry system. The Company has identified several new targets outside of the confined area of historic drill testing as a focus of future work and the initial drill program. EMX will be the operator of the project during the early stage of exploration.

About Vale S.A. (Vale). Vale is the world’s second largest mining company by market capitalization, is the leader in iron ore and pellet production and is the second biggest nickel producer. Vale also produces manganese, ferroalloys, thermal and coking coal, bauxite, alumina, aluminum, copper, cobalt, platinum group metals and fertilizer nutrients.

About Eurasian Minerals Inc. (EMX). Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com